HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-16 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0021
Japan

Rule 12g3-2(b) File No. 82-4998

March 14, 2003

By Air Mail

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **File No. 82-4998/Hikari Tsushin, Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ladies and Gentlemen:

On behalf of Hikari Tsushin, Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The documents that are enclosed are listed on Annex A and represent the information made public or distributed by the Company. In addition, we have enclosed herewith one copy of each of the documents listed in Annex A (or an English translation or summary thereof, if the original is not in English).

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 011-81-3-5951-3719, fax: 011-81-3-5951-3709, e-mail: koji_shibayama@po.hikari.co.jp).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koji Shibayama
Manager, Investor and Public Relations
HIKARI TSUSHIN, INC.

4/7

Enclosures

Rule 12g-3-2(b) File No.82-4998

HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-16 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0021
Japan

List of Documents (Annex A)

HIKARI TSUSHIN, INC.

Information Distributed since December 16, 2002

Exhibit List

Documents Submitted Herewith in English Translation

1. Requirements of the Tokyo Stock Exchange

(a) Notice Relating to Stock Option Plan by the Method of Subscription Rights for New Shares, Press Release, dated December 16, 2002 [in English].

(b) Confirmation of the Amount to be Paid in upon Exercise of Subscription Rights for New Shares, Press Release, dated December 18, 2002 [in English].

(c) Monthly Business Report: December 2002, Press Release, dated January 27, 2003 [in English].

(d) Monthly Business Report: January 2003, Press Release, dated March 3, 2003 [in English].

(e) Revision of Business Performance Estimates for FY2003, Press Release, dated March3, 2003 [in English].

(f) Plan of Third Party Allocation of New Shares, Press Release, dated March 3, 2003 [in English].

(g) Third Party Allocation of New Shares, Press Release, dated March 10, 2002 [in English].

Documents for which Brief Descriptions in English Are Submitted Herewith

1. Requirements of the Tokyo Stock Exchange

(a) Application for Change in Listed Shares dated March 11, 2003.

2. Requirements of Japanese Law

(a) Public Announcement dated March 11, 2003

(b) Securities registration Statement dated March 13. 2003.

HIKARI TSUSHIN, INC.

Rule 12g-3-2(b) File No.82-4998

HIKARI TSUSHIN, INC.
2-29-16 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0021
Japan

HIKARI TSUSHIN, INC.

Information Distributed since December 16, 2002

Brief Descriptions in English of Japanese Language Documents

1. <u>Requirements of the Tokyo Stock Exchange</u>

   (a) Application for Change in Listed Shares dated March 11, 2003.

   Application for Change in Listed Shares filed with the Tokyo Stock Exchange pursuant to Article 11-1 of the Listing Regulations in connection with the issuance of new shares through the third party allocation approved by the Board of Directors of the Company on March 10, 2003.

2. <u>Requirements of Japanese Law</u>

   (a) Public Announcement dated March 11, 2003.

   Public Announcement appeared on Nikkei, a Japanese national newspaper, pursuant to Article 280-3-2 of Japanese Commercial Code in connection with the issuance of new shares through the third party allocation approved by the Board of Directors of the Company on March 10, 2003.

   (b) Securities registration Statement dated March 13, 2003.

   Securities Registration Statement filed with the Director of Kanto Local Finance Bureau pursuant to Article 5 of the Securities and Exchange Law in connection with the issuance of new shares through the third party allocation approved by the Board of Directors of the Company on March 10, 2003.

PRESS RELEASE

December 16, 2002

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Notice Relating to Stock Option Plan by the Method of Subscription Rights for New Shares

Hikari Tsushin, Inc. announced to issue the subscription rights for new shares as a stock option plan pursuant to the provisions of Articles 280-20 and 280-21 of the commercial code and the resolution of the 15th Annual Shareholders Meeting of the company held on June 25, 2002.

The details of stock option are as followed:

1. Candidates granted subscription rights for new shares:	The Company's employees or advisors
2. Issue date of subscription rights for new shares:	December 18, 2002
3. Total number of subscription rights for new shares:	103 (100 shares per subscription right)
4. Issue price of subscription rights for new shares:	Issued without consideration
5. Type and number of the shares to be issued in connection with the subscription rights for new shares:	10,300 shares of common stock
6. Amount to be paid in upon exercise of subscription rights for new shares:	11,711,100 Yen (1,137 Yen per share) [tentative]
7. Exercise period of subscription rights:	From December 18, 2004 to December 17, 2007
8. Amount incorporated into paid-in capital upon exercise of subscription rights:	5,860,700 Yen (569 Yen per share) [tentative]

9. Conditions of exercising subscription rights for new shares
   a. If the holders of subscription rights for new shares ceased to be director, employees or advisors of the Company or its subsidiaries, they are not able to exercise the subscription rights, except that there is exceptional condition under contract of subscription rights. If the right holders lost the position of director, employees or advisors of the Company or its subsidiaries before exercise period of subscription right, they may exercise subscription right for one year from the beginning date of exercise period. Also, if the right holders lost the position of director or employees of the Company or its subsidiaries during exercise period, they may exercise subscription rights for one year from the date of losing position.
   b. Subscription rights for new shares can be inherited in case of the death of individual granted the subscription rights.
   c. Subscription rights can not be pledged.
   d. Other conditions for exercise of subscription right shall be determined on the contracts to be entered by individuals to be granted subscription rights.
10. Restriction on transfer of subscription rights for new shares:
    Transfer of subscription rights for new shares shall require an approval of the Board of Director of the Company.

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PRESS RELEASE

December 18, 2002

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.

Confirmation of the amount to be paid in upon exercise of subscription rights for new shares

Hikari Tsushin, Inc. announced to confirm the amount to be paid in upon exercise of subscription rights for new shares as a stock option plan announced December 16, 2002 pursuant to the provision s of Articles 280-20 and 280-21 of the commercial code.

1. Amount to be paid in upon exercise of subscription rights for new shares:
   11,711,100 (1,137 Yen per share)
2. Amount transferred into paid-in capital from the issue price of shares, in case new shares of common stock are issued upon exercise of subscription rights:
   5,860,700 (569 Yen per share)

Reference:

1. Candidates granted subscription rights for new shares:	The Company's employees or advisors
2. Issue date of subscription rights for new shares:	December 18, 2002
3. Total number of subscription rights for new shares:	103 (100 shares per subscription right)
4. Issue price of subscription rights for new shares:	Issued without consideration
5. Type and number of the shares to be issued in connection with the subscription rights for new shares:	10,300 shares of common stock
6. Exercise period of subscription rights:	From December 18, 2004 to December 17, 2007

7. Conditions of exercising subscription rights for new shares
   a. If the holders of subscription rights for new shares ceased to be director, employees or advisors of the Company or its subsidiaries, they are not able to exercise the subscription rights, except that there is exceptional condition under contract of subscription rights. If the right holders lost the position of director, employees or advisors of the Company or its subsidiaries before exercise period of subscription right, they may exercise subscription right for one year from the beginning date of exercise period. Also, if the right holders lost the position of director or employees of the Company or its subsidiaries during exercise period, they may exercise subscription rights for one year from the date of losing position.
   b. Subscription rights for new shares can be inherited in case of the death of individual granted the subscription rights.
   c. Subscription rights can not be pledged.
   d. Other conditions for exercise of subscription right shall be determined on the contracts to be entered by individuals to be granted subscription rights.
8. Restriction on transfer of subscription rights for new shares:
   Transfer of subscription rights for new shares shall require an approval of the Board of Director of the Company.

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PRESS RELEASE.

Rule 12g-3-2(b) File No.82-4998
Document 1 (c)

January 27, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: December 2002

1. Sales of mobile phone and retained subscriptions

The total number of consolidated mobile phones sold during December 2002 was 114,800 (New subscriptions: 45,600, Changing/replacing handsets: 69,200), a 37.8% increase from the preceding month due to year-end shopping demand.

The number of consolidated retained mobile phone subscriptions at the end of November 2002 was 3,019,200, decreased by 2.2% from the preceding month.

(Sales of mobile phone)

	Total	New	Changing
2002/10	90,100	39,900	50,200
2002/11	83,300	34,000	49,300
2002/12	114,800	45,600	69,200
Q3 Total	288,200	119,500	168,700

(Mobile phone subscriptions retained)

2002/09	2,929,200
2002/10	3,086,300
2002/11	3,019,200

Note: Figures of mobile phone subscription retained are calculated one month after sales figures are confirmed.

2. Shops

The total number of shops selling mobile phones stood at 454 at the end of December. The number of specialized shops selling products of a specific carrier was 320 and the number of non-specialized shops selling products of more than one carrier was 134 shops.

	Total	Specialized Shops				Non-specialized Shops
		AU	J-Phone	TUKA	Others	
2002/10E	449	210	50	59	2	128
2002/11E	451	208	49	58	2	134
2002/12E	454	210	49	59	2	134

3. Financial Information

At the end of Third Quarter ending December 2002, the balance of interest-bearing debt of Hikari Tsushin stood at 48.8 billion yen, decreased by 13.4 billion yen from Second Quarter.

The market value of marketable securities held by Hikari Tsushin equaled 6,943 million yen and unrealized gain totaled 1,672 million yen.

(Interest-bearing debt) (Millions of yen)

	Bonds	Borrowings	Total
Q2 (2002/9E)	54,777	7,569	62,347
Q3 (2002/12E)	42,391	6,460	48,851

Note: Euro-Yen CB (0.0 coupon, mature May 2005) not included.

(Investment) (Millions of yen)

	Market Value	Unrealized Profit
Q2 (2002/9E)	8,087	2,596
Q3 (2002/12E)	6,943	1,672

Note: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

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Rule 12g-3-2(b) File No.82-4998
Document 1 (d)

PRESS RELEASE

March 3, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: January 2003

1. Sales of mobile phone and retained subscriptions

The total number of consolidated mobile phones sold during January 2003 was 95,200 (New subscriptions: 39,600, Changing/replacing handsets: 55,600), a 17.1% decrease from the preceding month of year-end shopping season, but an 8.5% increase compared to last year.

The number of consolidated retained mobile phone subscriptions at the end of December 2002 was 3,009,500, decreased by 9,700(0.3%) from the preceding month.

(Sales of mobile phone)

	Total	New	Changing
2002/10	90,100	39,900	50,200
2002/11	83,300	34,000	49,300
2002/12	114,800	45,600	69,200
2003/01	95,200	39,600	55,600

(Mobile phone subscriptions retained)

2002/10	3,086,300
2002/11	3,019,200
2002/12	3,009,500

Note: Figures of mobile phone subscription retained are calculated one month after sales figures are confirmed.

2. Shops

The total number of shops selling mobile phones stood at 449 at the end of January. The number of specialized shops selling products of a specific carrier was 316 and the number of non-specialized shops selling products of more than one carrier was 131 shops.

	Total	Specialized Shops				Non-specialized shops
		AU	J-Phone	TUKA	Others	
2002/10E	449	210	50	59	2	128
2002/11E	451	208	49	58	2	134
2002/12E	454	210	49	59	2	134
2003/01E	449	206	49	59	2	133

3. Investments

At the end of January 2002, the market value of marketable securities held by Hikari Tsushin equaled 7,666 million yen and unrealized gain totaled 2,467 million yen.

(Millions of yen)

	Market Value	Unrealized Profit
2002/09E	8,087	2,596
2002/12E	6,943	1,672
2003/01E	7,666	2,467

Note: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

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Rule 12g-3-2(b) File No.82-4998
Document1 (e) - 1

PRESS RELEASE

March 3, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Revision of Business Performance Estimates for FY2003

1. Consolidated FY2003 (April 2002 - March 2003) (Millions of Yen)

	Revenue	Operating Profit	Ordinary Profit	Net Income
Previous Estimates (A)	120,000	9,500	4,500	(400)
Revised Estimates (B)	120,000	9,700	3,300	(4,400)
Change (B—A)	0	200	(1,200)	(4,000)
Variance (%)	0.0%	2.1%	(26.7%)	–
FY 2002 (7 Months)	71,058	3,805	(1,524)	(16,115)

2. Non-consolidated FY2003 (April 2002 – March 2003) (Millions of Yen)

	Revenue	Operating Profit	Ordinary Profit	Net Income
Previous Estimates (A)	26,000	5,400	4,600	400
Revised Estimates (B)	28,000	5,600	3,600	(4,700)
Change (B—A)	2,000	200	(1,000)	(5,100)
Variance (%)	7.7%	3.7%	(21.7%)	–
FY 2002 (7 Months)	19,784	4,494	2,911	(13,171)

Note: FY2002 is seven-month period due to change in fiscal year end.

【Reasons for the Revision】

1. For Consolidated

For Mobile phone Business, the Group (Hikari Tsushin and its subsidiaries) has completed its restructuring phase of closing unprofitable shops and integrating administrations among subsidiaries to achieve cost-effective operations and meanwhile has been developing "In-Shops", sales outlets operated inside of supermarkets or discount stores, which requires only relatively low initial investments to open. For Enterprise Business such as OA equipments, the Group has continued to strengthen its sales section. As such, the Group expects to achieve the initial estimates of Consolidated Revenue and Consolidated Operating Profit.

The revisions to Consolidated Ordinary Profit and Consolidated Net Income were made mainly due to expected devaluation of the parent company's investments in securities and capital. Reviewing business conditions of portfolio companies under prolonged sluggish economy, the parent company has been liquidating investment securities and increasing write-downs or provisions for possible investment losses. Accordingly, for the second half of FY2003, the parent company expects to incur a non-operating loss of approximately 2 billion yen as loss on investments in capital and an extraordinary loss of approximately 7 billion yen as total of devaluation of investments securities and provision for loss on investments. Consequently, Consolidated Ordinary Profit for FY2003 is expected to decrease by 1.2 billion yen to 3.3 billion yen and Consolidated Net Loss for FY2003 is expected to increase by 4 billion yen to 4.4 billion yen.

2. Non-Consolidated

For non-consolidated projections, as Mobile phone Business progressed generally as planned while the Company carried on cost reduction, non-consolidated Revenue and Operating Profit are

expected to increase to 28 billion yen and 5.6 billion yen respectively. However, because of the factors described above, non-consolidated Ordinary Profit is expected to decrease to 3.6 billion yen and non-consolidated Net Loss is expected to increase to 4.7 billion yen.

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Rule 12g-3-2(b) File No.82-4998
Document 1 (f)

PRESS RELEASE

March 3, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Plan of Third Party Allocation of New Shares

Hikari Tsushin, Inc. announced today that its board of directors approved a resolution on the plan to sell, through a third party allocation, new shares of common stock in Hikari Tsushin worth approximately 5 billion yen to the company's President and CEO, Ysumitsu Shigeta.

This move will enhance the company's shareholders' equity and strengthen its financial standing. The third party allocation is scheduled for sometime in mid-March. Details of the allocation will be determined at a board meeting to he held and communicated promptly.

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PRESS RELEASE

March 10, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Third Party allocation of New Shares

Hikari Tsushin announced today to sell new shares of its common stock through a third party allocation. (The plan of this third party allocation was previously released on March 3, 2003.)

1. New shares to be issued:

a.	Number of shares:	4,500,00 shares
b.	Price per share (*):	1,110 yen
c.	Consideration:	4,955,000,000 yen
d.	Per share amount incorporated into capital:	555 yen
e.	Aggregate amount incorporated into capital:	2,497,500,000 yen
f.	Offering date:	March 25, 2003 (Tuesday)
g.	Payment date:	March 26, 2003 (Wednesday)
h.	Starting date of calculating the dividend:	October 1, 2002 (Tuesday)
i.	Method of allocation:	All shares will be allocated to Yasumitsu Shigeta, CEO and President of Hikari Tsushin.

(*) Price of new share was referred to the average closing price, 1,111 yen, traded on the Tokyo Stock Exchange from February 10, 2003 to March 7, 2003.

(Reference: change in outstanding shares)

-Present outstanding shares (as of February 28, 2003): (Paid-in capital: 47,974,877,563 yen)	47,019,351
-New shares to be issued and allocated: (Capital to be increased: 2,497,500,000 yen)	4,500,000
-Outstanding shares after the allocation: (Paid-in capital after the allocation: 50,472,377,563 yen)	51,519,351

Note: The number of outstanding shares after allocation may change due to exercise of outstanding Euro-yen CB.

2. Reason and use

This move will enhance the company's shareholders' equity and strengthen its financial standing. The amount raised is to be used for redemption of bonds.

3. Projection

【Consolidated】 (Millions of yen)

	Revenue	Operating Profit	Ordinary Profit	Net Income
FY ended March 2002 (Results)	71,058	3,805	(1,524)	(16,115)
FY ending March 2003 (Projections)	120,000	9,700	3,300	(4,400)

【Non-consolidated】 (Millions of yen)

	Revenue	Operating Profit	Ordinary Profit	Net Income	Dividend per Share
FY ended March 2002 (Results)	19,784	4,494	2,911	(13,171)	0
FY ending March 2003 (Projection)	28,000	5,600	3,600	(4,700)	0

Note: FY ended March 2002 was seven-month period due to change in fiscal year end.

4. About underwriter

Name	Yasumitsu Shigeta
Address	4-9-5 Minamiazabu Minato-ku Tokyo Japan
Number of Shares allocated	4,500,000
Amount of payment	4,995,000,000 yen
Relation to Hikari Tsushin	Holds 14,977,000 shares of the company common stock. No business transactions with the company. CEO and President of the company.

5. List of top shareholders

	Name	Before allocation (As of Sept. 30, 2002)		After allocation	
		Number of shares held (Thousand)	Percentage	Number of shares held (Thousand)	Percentage
1	Yasumitsu Shigeta	14,977	32.35 %	19,477	38.35 %
2	Hikari Power	14,211	30.70 %	14,211	27.98 %
3	Cedel	1,143	2.47 %	1,143	2.25 %
4	Takeshi Tamamura	706	1.52 %	706	1.39 %
5	Credit Suisse Trust Account Clients	512	1.11 %	512	1.01 %
6	K.M.C.	389	0.84 %	389	0.77 %
7	Etsuo Uehara	367	0.79 %	367	0.72 %
8	Koh Gidoh	357	0.77 %	357	0.70 %
9	Tokyo Setsubi	354	0.77 %	354	0.70 %
10	Japan Securities Finance Co,. Ltd.	258	0.56 %	258	0.51 %
	計	33,278	71.89 %	37,778	74.38 %

6. Terms and conditions

The underwriter is obligated to notify Hikari Tsushin, if he transfers the allocated new shares within two years from the issuing date of new shares.

7. Schedule

March 10, 2003:	Resolution of the company's board of directors. Submits Notice of issuing new shares.
March 11, 2003:	Public notification.
March 13, 2003:	Submits Securities Registration Statement.
March 21, 2003:	Effective date of Securities registration Statement.
March 27, 2003:	Transaction date.
March 28, 2003:	Payment date.
March 29, 2003:	Date of capital increase.

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